SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HERBALIFE NUTRITION LTD.

(Name of Subject Company (Issuer))

Herbalife Nutrition Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.0005 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

Henry C. Wang

General Counsel and Corporate Secretary

Herbalife Nutrition Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$750,000,000	$97,350
*

Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.0005 per share, of the Issuer for a maximum aggregate tender offer price of $750 million.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Herbalife Nutrition Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”). This Schedule TO relates to the offer by the Company to purchase common shares, par value $0.0005 per share in the capital of the Company (the “common shares”), for an aggregate cash purchase price of up to $750 million and at a price per share not greater than $50.00 nor less than $44.75 per share, net to the seller in cash, less any applicable tax withholding and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Upon the terms and subject to the conditions of the Offer, the Company will purchase common shares properly tendered and not properly withdrawn for an aggregate cash purchase price of up to $750 million. Unless the context otherwise requires, all references to “shares” shall refer to the common shares and all references to “shares properly tendered” shall refer to “common shares properly tendered and not properly withdrawn in the Offer.” All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time (as defined in the Offer to Purchase), the Company will determine a single per share price, which will not be greater than $50.00 nor less than $44.75 per share, net to the seller in cash, less any applicable tax withholding and without interest (the “Cash Purchase Price”), that will allow the Company to purchase the shares properly tendered, for an aggregate Cash Purchase Price of up to $750 million. The Cash Purchase Price will be the lowest price per share not greater than $50.00 nor less than $44.75 per share (in multiples of $0.25), at which shares have been properly tendered in the Offer, that will enable the Company to purchase common shares for an aggregate Cash Purchase Price up to $750 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $750 million of shares are properly tendered, the Company will select the lowest price that will allow the Company to purchase all the shares that are properly tendered. All shares the Company purchases in the Offer will be purchased at the same Cash Purchase Price regardless of whether the shareholder tendered at a lower price, or was deemed to have tendered, at a lower price. If the Company’s purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $750 million, the Company will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the Expiration Time), which the Company will purchase on a priority basis, and except for each conditional tender whose condition was not met, which the Company will not purchase. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at the Company’s expense promptly following the Expiration Time.

Items 1 and 2; Items 4 through 9; Item 11.

(a)

The information set forth in the Offer to Purchase is incorporated herein by reference and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 and 2, Items 4 through 9 and Item 11 in this Schedule TO.

Item 3. Identity and Background of Filing Persons.

(a)-(c)

This Schedule TO is filed by the Company. The Company is both a filing person and the subject company. The Company’s business address and telephone number are set forth in Item 2(a) above. The information set forth in Section 10—“Information About the Company” to the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b)	Not material.

Item 12. Exhibits.

The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE NUTRITION LTD.

By:	/s/ Bosco Chiu
Name: Bosco Chiu
Title: Executive Vice President & Chief Financial Officer

Dated: July 13, 2020

EXHIBIT INDEX

Exhibit		Description

(a)(1)(A)	*	Offer to Purchase, dated July 13, 2020.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)		Press release issued by the Company, dated July 13, 2020 (incorporated by reference to the Company’s Form 8-K filed on the date hereof).

(a)(1)(F)	*	Notice to Participants in the Company’s Employee Stock Purchase Plan

(b)		Not applicable.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

*	Filed herewith